SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)

EPL Oil & Gas, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29270U303
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue, Suite 1800
Dallas, TX 75201
(214) 932-9600

with a copy to
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2013
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 649,272 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 649,272 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 649,272 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 128,713 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 128,713 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 128,713 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Intermediate Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,180,411 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,180,411 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,180,411 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Double Black Diamond, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 557,277 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 557,277 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 557,277 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,515,673 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,515,673 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,515,673 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,515,673 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,515,673 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,515,673 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,515,673 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,515,673 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,515,673 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,515,673 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,515,673 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,515,673 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON Steven J. Pully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,238 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,238 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,238 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 11 of 15 Pages

This Amendment No. 9 ("Amendment No. 9") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 3, 2007 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 25, 2008 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 4, 2008 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 17, 2008 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed with the SEC on April 3, 2008 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed with the SEC on March 9, 2009 ("Amendment No. 5"), Amendment No. 6 to the Original Schedule 13D filed with the SEC on September 25, 2009 ("Amendment No. 6"), Amendment No. 7 to the Original Schedule 13D filed with the SEC on July 2, 2012 ("Amendment No. 7") and Amendment No. 8 to the Original Schedule 13D filed with the SEC on March 14, 2013 ("Amendment No. 8" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 9, the "Schedule 13D") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), of EPL Oil & Gas, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends Items 3 and 5 as set forth below. Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $30,847,495.55 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. A portion of the Common Stock held by Carlson was acquired pursuant to the conversion of Carlson's investment in the Issuer's 9.75% Senior Unsecured Notes due 2014 (the "Notes"), as further described in Item 4 of Amendment No. 6.

The source of the funds used to acquire the Common Stock reported herein (including the Notes described above) is the working capital of the Funds and margin borrowings described in the following sentence. Such Common Stock is held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Mr. Pully's shares of Common Stock were granted to him in his role as a member of the Issuer's Board of Directors.

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 12 of 15 Pages

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) As of the close of business on May 8, 2013, Carlson beneficially owned an aggregate of 2,515,673 shares of Common Stock, constituting approximately 6.4% of the shares of Common Stock outstanding. As of the close of business on May 8, 2013, Mr. Pully may be deemed to beneficially own an aggregate of 33,238 shares of Common Stock, based upon his ownership of (i) 29,728 deferred shares of Common Stock and (ii) 3,510 shares of Common Stock, in each case, granted by the Issuer to Mr. Pully as compensation for his service as a director of the Issuer. Of the 29,728 deferred shares of Common Stock, 1,531 are subject to risk of forfeiture provisions, which lapse on the day preceding the next annual meeting of stockholders.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 39,256,817 shares of Common Stock outstanding, which is the total number of shares of Common Stock issued and outstanding as of April 26, 2013, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013, filed on May 2, 2013.

(b) Carlson Capital, Asgard, Asgard II and Mr. Carlson have the power to vote and direct the disposition of (i) the 128,713 shares of Common Stock reported herein as owned by Offshore, (ii) the 649,272 shares of Common Stock reported herein as owned by Double Offshore, (iii) the 557,277 shares of Common Stock reported herein as owned by DBD LP and (iv) the 1,180,411 shares of Common Stock reported herein as owned by Intermediate. Other than as described herein, Mr. Pully has the sole power to vote and direct the disposition of the 33,238 shares beneficially owned by him individually.

(c) All transactions effected by the Reporting Persons in the Common Stock since the filing of Amendment No. 8 are set forth on Appendix B hereto and are incorporated herein by reference.

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2013

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND INTERMEDIATE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 14 of 15 Pages

DOUBLE BLACK DIAMOND, L.P.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Steven J. Pully
Steven J. Pully

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 15 of 15 Pages

APPENDIX B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE

REPORTING PERSONS SINCE AMENDMENT NO. 8

The following tables set forth all transactions in the shares of Common Stock of the Issuer effected in the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in open market transactions.

Double Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
3/14/2013	(37,955)	28.1042
3/15/2013	(25,809)	28.4995
3/19/2013	(2,581)	27.6664
5/6/2013	(63,232)	34.0533
5/8/2013	(12,905)	33.8507

Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
3/14/2013	(7,525)	28.1042
3/15/2013	(5,117)	28.4995
3/19/2013	(512)	27.6664
5/6/2013	(12,535)	34.0533
5/8/2013	(2,558)	33.8507

Double Black Diamond Intermediate Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
3/14/2013	(69,004)	28.1042
3/15/2013	(46,922)	28.4995
3/19/2013	(4,692)	27.6664
5/6/2013	(114,960)	34.0533
5/8/2013	(23,461)	33.8507

Double Black Diamond, L.P.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
3/14/2013	(32,577)	28.1042
3/15/2013	(22,152)	28.4995
3/19/2013	(2,215)	27.6664
5/6/2013	(54,273)	34.0533
5/8/2013	(11,076)	33.8507